UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 3, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a news release dated 3 June 2016 entitled ‘VODAFONE GROUP PLC (“VODAFONE” OR THE “COMPANY”) PUBLICATION OF THE 2016 ANNUAL REPORT AND 2016 ANNUAL GENERAL MEETING NOTICE’

Vodafone Group Plc (“Vodafone” or the “Company”)

Publication of the 2016 Annual Report and 2016 Annual General Meeting Notice

Vodafone will today publish on the Company’s website its Annual Report for the year ended 31 March 2016 (the ‘Annual Report’), together with its 2016 Annual General Meeting Notice (the ‘AGM Notice’). The Annual Report is available at vodafone.com/ar2016 and the AGM Notice is available at vodafone.com/agm.

In compliance with Listing Rule 9.6.1 of the UK Financial Conduct Authority (‘FCA’), the 2016 Annual Report and AGM Notice will in due course be available for inspection at www.morningstar.co.uk/uk/NSM

In accordance with FCA’s Disclosure and Transparency Rule 6.3.5, the Appendix to this announcement contains a description of the principal risks and uncertainties affecting the Group, related party transactions and a responsibility statement.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2016 and their impact on the financial statements were included in Vodafone’s final results announcement released on 17 May 2016. That information, together with the information set out below, which is extracted from the 2016 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2016 Annual Report. Page and note references in the text below refer to page numbers in the 2016 Annual Report and notes to the financial statements.

APPENDIX

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

A description of the principal risks and uncertainties that the Company faces is extracted from pages 23 to 28 of the 2016 Annual Report.

1.   Cyber threat

Movement from 2015: Stable

What is the risk?

A successful cyber-attack or internal event could result in us not being able to deliver service to our customers and/or failing to protect their data. This could include a terrorist attack, state sponsored hacking, hacktivists or threats from individuals.

How could it impact us?

This risk could have major customer, financial, reputational and regulatory impact in all markets in which we operate. As some systems operate at Group level and support more than one market, we could be affected in multiple markets at one time and for both consumer and enterprise customers, magnifying the impact.

Changes from 2015

This risk combines two risks from our previous annual report; malicious attack causing service disruption; and customer data breach. We have merged these to reflect that a single cyber-attack could result in both outcomes.

How do we manage it?

We have a global security strategy that is risk-based and approved by Executive Committee

We have a global security function that sets policies and processes. Security controls are implemented centrally and in local markets, and we have a continuous improvement programme to mitigate the changing threats we face

We manage the risk of malicious attacks on our infrastructure using our global security operations centre that provides 24/7 proactive monitoring of our global infrastructure, responds to incidents and manages recovery from those incidents

Applications or infrastructure that store or transmit confidential personal and business voice and data traffic have layers of security control applied

We have an assurance programme that incorporates both internal reviews and reviews of third parties that hold data on our behalf. Vodafone holds internationally recognised certifications for its information security processes

We regularly provide mandatory security and privacy awareness training to Vodafone employees

2.   Failure to deliver on convergence

Movement from 2015: Increased

What is the risk?

We face competition from providers who have the ability to sell converged services (combinations of fixed line, broadband, TV content and mobile) on their existing infrastructure. If we fail to deliver converged services in key markets, due to inability to access infrastructure or content at a reasonable price, this could potentially lead to higher customer churn and/or significant downward pressure on our prices.

How could it impact us?

Our own convergence strategy may be compromised if we are unable to obtain regulated or equivalent access to infrastructure and content, or acquire, rent or build the right assets, or if we are unable to effectively integrate those businesses we do acquire into our existing operations.

Changes from 2015

The risk has slightly increased as regulation is failing to deliver a level playing field across fixed and content markets leading to potential re monopolisation by incumbent operators.

How do we manage it?

We actively look for opportunities, in all markets, to provide services beyond mobile through organic investment, acquisition, partnerships, or joint ventures. In key European and some non-European markets we are already providing converged services

Timely and coordinated intervention with regulatory and competition authorities to ensure that dominant infrastructure access and content providers cannot discriminate or restrict competition

Integration plans ensure that cost synergies and revenue benefits are delivered and acquired businesses are successfully integrated through the alignment of policies, processes and systems

3.   Adverse political measures

Movement from 2015: Stable

What is the risk?

Vodafone operates under licence in most markets. Increased financial pressures on governments may lead them to target foreign investors for further licence fees or to charge unreasonably high prices to obtain or renew spectrum.

Similarly we could be exposed to additional liabilities if we faced a new challenge from tax or competition authorities or if local or international tax laws were to change, for example as a result of the OECD’s recommendations on base erosion and profit shifting or the proposed EU tax and financial reporting Directives.

How could it impact us?

If we are not licensed to operate, we cannot serve our customers. If the cost of operations were to significantly increase, directly or indirectly, this would impact Vodafone’s profitability and returns to shareholders.

Additionally, disputes in regards to the level of tax payable and any related penalties could be significant, as reflected in our ongoing dispute in India.

Changes from 2015

There have been no significant changes over the last 12 months.

How do we manage it?

We work with governments and regulators, nationally and internationally, to help shape any proposals that impact our business

We maintain constructive but robust engagement with the tax authorities, relevant government representatives and non-governmental organisations as well as active engagement with a wide range of international companies and business organisations with similar issues

Where appropriate, we engage advisers and legal counsel to obtain opinions on tax legislation and principles

4.   EMF related health risks

Movement from 2015: Stable

What is the risk?

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks.

Authorities, including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

How could it impact us?

This is an unlikely risk; however, it would have a major impact on services used by our customers in all our markets – particularly in countries that have a very low tolerance for environmental and health-related risks.

Changes from 2015

There have been no significant changes to this risk over the last 12 months.

How do we manage it?

We have a global health and safety policy that includes standards for electromagnetic fields (‘EMF’) that are mandated in all our local markets. Compliance to this policy is monitored and overseen by the Risk and Compliance Committee

We have a Group EMF Board that manages potential risks through cross sector initiatives and which oversees a coordinated global programme to respond to public concern, and develop appropriate advocacy related to possible precautionary legislation

We monitor scientific developments and engage with relevant bodies to support the delivery and transparent communication of the scientific research agenda set by the WHO

5.   Major enterprise contracts

Movement from 2015: Stable

What is the risk?

We have a number of high-value, ongoing contracts with corporate customers, including some government agencies and departments. Successful and profitable delivery of our major enterprise contracts is dependent on complex technologies deployed across multiple geographies, as well as relative stability in the requirements, strategies and businesses of our customers.

How could it impact us?

Failure to deliver these enterprise services may lead to a reduction in our expected revenue and could impact our credibility to deliver on large, complex deals. Delivery challenges for any national critical service would have a particularly adverse impact on our reputation.

Changes from 2015

We are facing new competitors for our Enterprise customers, specifically from major technology companies. Despite this, and the new business brought in over the last 12 months, the risk remains stable.

How do we manage it?

Our Group Enterprise customer operations are now consolidated within one function, aligned to industry best practice which will deliver a standard service model to our customers

We have implemented a single process across Group Enterprise that ensures alignment, visibility and control across the entire customer experience, from sales governance and commercial risk through to service delivery, billing and in-life operations. This is supported by global standardised “ways of working” frameworks

We have an investment plan in implementation to digitise service operations, with investment having started in the 2016 financial year and to conclude in the 2018 financial year. This plan is aimed at lifting our Enterprise customer experience into a market leadership position

6.   Unstable economic conditions

Movement from 2015: Stable

What is the risk?

As a multinational business, we operate in many countries and currencies, so changes to global economic conditions can impact us. This could be because another global crisis would result in reduced spending power for customers or because a relative strengthening or weakening of the major currencies in which we transact could impact our profitability. As a UK business, the UK leaving the European Union may impact us, and it could lead to wider concerns about the stability of the Eurozone.

How could it impact us?

The potential for another global financial crisis may lead to further economic instability and subsequent reductions in corporate and consumer confidence and spending. It could also have a prolonged impact on capital markets that may restrict our financing.

Changes from 2015

Eurozone stability has improved but low commodity prices, in part a consequence of reduced forecast growth in China, means the threat of another global financial crisis remains a significant risk factor, given the inability of central banks to reduce interest rates much further.

How do we manage it?

We monitor closely economic and currency situations in both our AMAP and European markets

We include contingencies in our business plans to cater for negative operational impacts that could arise from a variety of causes including the impact of lower economic growth than is generally expected

We have credit facilities with 30 relationship banks that are committed for a minimum of five years and which total £5.8 billion. Such facilities could be used in the event of a prolonged disruption to the capital market

Our exposure to any depreciation of sterling, for example from the UK leaving the EU, is limited by the fact that the vast majority of our income is denominated in other currencies

7.   Market disruption

Movement from 2015: Stable

What is the risk?

We face increased competition from a variety of new technology providers, new market entrants and competitor consolidation.

How could it impact us?

There are two ways in which this risk could occur. First, advances in offerings of over the top (‘OTT’) services could reduce demand for our traditional voice and text services and impact revenue. Secondly, new entrants investing heavily or the consolidation of competitors could result in price wars in key markets. The threat from OTT competition is relevant for all markets where alternative services are commonly available and has the potential for major impact on service revenues. The risk of competitor disruption is higher in new and emerging markets.

Changes from 2015

This risk previously included supplier concentration. Improvements in how we manage key supplier groups and ensuring competitive tendering have reduced this risk.

How do we manage it?

We have developed strategies which strengthen our relationships with customers through integrated voice, messaging and data price plans to avoid customers reducing their out of bundle usage through internet/Wi-Fi based substitution. The loss of voice and messaging revenue is partially offset by the increase in data revenue

We monitor the competitor landscape in all markets, and react appropriately, working to make sure each market has a fair and competitive environment

8.   Network/IT infrastructure failure

Movement from 2015: Increased

What is the risk?

If our network or IT systems fail, voice, video or data transmissions may be significantly interrupted. We need to ensure that our critical assets are protected and our systems are resilient, so that impact on our customers is minimised, particularly during our major IT transformation projects.

How could it impact us?

For the majority of network and IT infrastructure failures, the associated impacts would be confined to a single market. There are, however, some exceptions where data centres and critical network sites serve multiple markets.

There are a number of causes for failure such as major incidents caused by suppliers, natural disasters, deliberate attacks or a failure as a result of an internal project or transformation.

Failure to successfully implement key IT transformation projects would also increase the risk of IT systems being unable to support our strategic objectives.

Changes from 2015

During 2016 a number of major projects to improve key IT systems are taking place in some of our markets, which increases this risk, during the project implementation phase.

How do we manage it?

Specific back-up and resilience policy requirements are built into our network and IT infrastructure

We monitor our ability to replace strategic equipment promptly in the event of end-of-life failure, and for high risk components we maintain dedicated back-up equipment ready for use

A blueprinted approach to geographic resilience, where the secondary IT location is expected to be in a different country, has been developed with external market specialists. This will be used for business applications which require this degree of location resilience

Network and IT contingency plans are in place to cover the residual risks that cannot be mitigated

A crisis management team and escalation processes are in place both nationally and internationally. Crisis simulations are conducted annually

9.   Non-compliance with laws and regulation

Movement from 2015: New

What is the risk?

Vodafone must comply with a multitude of local and international laws as well as regulations. These encompass but are not limited to, licence requirements, customer registration, data privacy, anti-money laundering, competition law, anti-bribery and economic sanctions. Non-compliance with these requirements exposes Vodafone to financial and reputational risk.

How could it impact us?

Non-compliance with legislation or regulatory requirements could lead to reputational damage, financial penalties and/or suspension of our licence to operate.

Changes from 2015

Now included in our principal risks due to changes in laws and their enforcement.

How do we manage it?

We have subject matter experts in legal and regulatory teams at a local and global level who manage risk across the Group

Our Compliance team monitors all high risk policies and tracks remedial actions for non-compliance or partial compliance

We train our employees in “Doing what’s right”, our training and awareness programme which defines and reinforces our ethical culture across the organisation

10.  Customer Experience

Movement from 2015: Reduced

What is the risk?

If we fail to deliver a differentiated and superior experience to our customers in store, online and on the phone, this could diminish our brand and reputation, weakening our relationship with customers and reducing their loyalty to Vodafone.

How could it impact us?

This risk is relevant to all our markets in both our consumer and enterprise businesses. Differentiation based on a superior customer experience involves a number of areas, including those that directly deal with customers and others that look after our network and IT systems.

Changes from 2015

We have now completed one year of our Customer eXperience eXcellence programme. In the 2016 financial year we achieved improvements in our consumer Net Promoter Score (‘NPS’) position in 15 out of 20 of our Local Markets.

Vodafone is now ranked number one in 13 out of 21 markets. Nine out of 13 of these markets increased their gap over the closest competitor, supporting our ambition to become a clear customer experience leader. Most of the remaining markets significantly decreased the gap between Vodafone and the leader.

This marks Vodafone’s best annual improvement on overall NPS to date.

How do we manage it?

Customer experience has been prioritised as a key component of our strategy. Our customer experience programme has been implemented across the business to deliver a range of system capability improvements to support an enhanced customer experience

We track and monitor our performance in delivering a superior customer experience through a range of KPIs; the most critical being our NPS and Brand Consideration metrics

We communicate with our customers clearly and transparently particularly around tariffs and roaming costs

We provide a leading customer experience through our My Vodafone app and online channels

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 “Investments in associates and joint arrangements”, note 26 “Post employment benefits” and note 24 “Directors and key management compensation” to the consolidated statements in the 2016 Annual Report).

Transactions with joint arrangements and associates

Related party transactions with the Group’s joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2016	2015	2014
	£m	£m	£m
Sales of goods and services to associates	30	32	231
Purchase of goods and services from associates	92	85	109
Sales of goods and services to joint arrangements	16	6	12
Purchase of goods and services from joint arrangements	598	566	570
Net interest income receivable from joint arrangements [1]	66	79	75

Trade balances owed:
by associates	1	3	3
to associates	3	4	3
by joint arrangements	183	182	82
to joint arrangements	55	48	170
Other balances owed by joint arrangements[1]	85	61	57
Other balances owed to joint arrangements [1]	84	54	63

Note:

1           Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers Limited and Cornerstone Telecommunications Infrastructure Limited. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2016, and as of 17 May 2016, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2016 and as of 17 May 2016, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2016 Annual Report.

Responsibility is for the full 2016 Annual Report not the extracted information presented in this announcement and the final results announcement.

The Board confirms to the best of its knowledge:

•     the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•     the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•     the strategic report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

The Directors are responsible for preparing the Annual Report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy.

Neither the Company nor the Directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

17 May 2016

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 198 and 199 of the 2016 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 3, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary